Exhibit 99.1

Weibo Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results and Dividend

BEIJING, China – March 14, 2024 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

“In 2023, we further improved our product’s competitiveness and operating efficiency,” said Gaofei Wang, CEO of Weibo. “Our user community expanded this year, as we have reinforced our content ecosystem and enhanced core competitiveness of our products. On monetization front, our advertising business exhibited solid performance this quarter and gradually recovered throughout the year. With our continued focus on operating efficiency and financial discipline, we achieved decent profitability and solid growth of operating cash flow in 2023. As we are committed to driving shareholder value, we are pleased to announce that our board of directors has approved a special cash dividend of US$200 million to our shareholders.”

Fourth Quarter 2023 Highlights

•	Net revenues were US$463.7 million, an increase of 3% year-over-year or an increase of 5% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$403.7 million, an increase of 3% year-over-year or an increase of 5% year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$59.9 million, an increase of 4% year-over-year or an increase of 6% year-over-year on a constant currency basis [1].

•	Income from operations was US$119.0 million, representing an operating margin of 26%.

•	Net income attributable to Weibo’s shareholders was US$83.2 million and diluted net income per share was US$0.34.

•	Non-GAAP income from operations was US$145.9 million, representing a non-GAAP operating margin of 31%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$76.4 million and non-GAAP diluted net income per share was US$0.31.

•	Monthly active users (“MAUs”) were 598 million in December 2023, a net addition of approximately 11 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users (“DAUs”) were 257 million in December 2023, a net addition of approximately 5 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2023 had been the same as it was in the fourth quarter of 2022, or RMB7.13=US$1.00.

Fiscal Year 2023 Highlights

•	Net revenues were US$1.76 billion, a decrease of 4% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$1.53 billion, a decrease of 4% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	VAS revenues were US$225.8 million, a decrease of 6% year-over-year or a decrease of 1% year-over-year on a constant currency basis [1].

•	Income from operations was US$472.9 million, representing an operating margin of 27%.

•	Net income attributable to Weibo’s shareholders was US$342.6 million and diluted net income per share was US$1.43.

•	Non-GAAP income from operations was US$592.1 million, representing a non-GAAP operating margin of 34%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$450.6 million and non-GAAP diluted net income per share was US$1.88.

Fourth Quarter 2023 Financial Results

For the fourth quarter of 2023, Weibo’s total net revenues were US$463.7 million, an increase of 3% compared to US$448.0 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2023 were US$403.7 million, an increase of 3% compared to US$390.5 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$358.8 million, an increase of 3% compared to US$348.3 million for the same period last year.

VAS revenues for the fourth quarter of 2023 were US$59.9 million, an increase of 4% year-over-year compared to US$57.5 million for the same period last year, primarily attributable to increase of game-related revenues.

Costs and expenses for the fourth quarter of 2023 totaled US$344.7 million, an increase of 20% compared to US$287.5 million for the same period last year. The increase of costs and expenses was primarily due to lower general and administrative expenses booked in the fourth quarter of 2022, because of the reversal of US$58.8 million compensation expenses previously accrued, based on a contingent payment arrangement between the Company and the founder of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”), an entity consolidated into the Company’s financial statements since the fourth quarter of 2020.

[1] On a constant currency (non-GAAP) basis, we assume that the average exchange rate of 2023 had been the same as 2022, or RMB 6.73=US$1.00.

Income from operations for the fourth quarter of 2023 was US$119.0 million, compared to US$160.5 million for the same period last year. Operating margin was 26%, compared to 36% last year. Non-GAAP income from operations was US$145.9 million, compared to US$152.0 million for the same period last year. Non-GAAP operating margin was 31%, compared to 34% last year.

Non-operating income for the fourth quarter of 2023 was US$42.3 million, compared to a loss of US$21.1 million for the same period last year. Non-operating income for the fourth quarter of 2023 mainly included (i) a US$25.4 million gain from fair value change of investments, which was excluded under non-GAAP measures; and (ii) a US$16.7 million net interest and other income.

Income tax expenses for the fourth quarter of 2023 were US$72.6 million, compared to benefits of US$18.7 million for the same period last year. The increase was primarily due to (i) the reversal recorded in the fourth quarter of 2022 of previously recognized tax liabilities related to uncertain tax positions; and (ii) withholding tax paid and accrued related to the Company’s wholly-foreign owned enterprise’s ("WFOE") earnings, remitted and to be remitted to Weibo Hong Kong Limited in the foreseeable future to fund its demand for U.S. dollars in business operations, payments of dividends and debts, and potential investments, etc.

Net income attributable to Weibo’s shareholders for the fourth quarter of 2023 was US$83.2 million, compared to US$141.9 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2023 was US$0.34, compared to US$0.60 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the fourth quarter of 2023 was US$76.4 million, compared to US$178.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2023 was US$0.31, compared to US$0.75 for the same period last year.

As of December 31, 2023, Weibo’s cash, cash equivalents and short-term investments totaled US$3.2 billion. For the fourth quarter of 2023, cash provided by operating activities was US$218.2 million, capital expenditures totaled US$7.5 million, and depreciation and amortization expenses amounted to US$14.7 million.

Fiscal Year 2023 Financial Results

For fiscal year 2023, Weibo’s total net revenues were US$1.76 billion, a decrease of 4% compared to US$1.84 billion in 2022.

Advertising and marketing revenues for 2023 were US$1.53 billion, a decrease of 4% compared to US$1.60 billion in 2022, primarily due to the unfavorable impact from the overall depreciation of RMB against the U.S. dollar on a year-over-year basis. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$1.42 billion, a decrease of 5% compared to US$1.49 billion for 2022.

VAS revenues for 2023 were US$225.8 million, a decrease of 6% compared to US$239.7 million for 2022.

Costs and expenses for 2023 totaled US$1.29 billion, compared to US$1.36 billion for 2022. The decrease of costs and expenses was primarily attributable to (i) the unfavorable impact from the overall depreciation of RMB against the U.S. dollar on a year-over-year basis; and (ii) the decrease of personnel-related costs. These decreases were partially offset by the increase of general and administrative expenses in 2023, primarily resulted from the fluctuation of compensation expenses relating to JM Tech.

Income from operations for 2023 was US$472.9 million, compared to US$480.5 million for 2022. Operating margin for 2023 was 27%, compared to 26% last year. Non-GAAP income from operations was US$592.1 million, compared to US$601.1 million for 2022. Non-GAAP operating margin was 34%, compared to 33% last year.

Non-operating income for 2023 was US$29.8 million, compared to a loss of US$352.4 million for 2022. Non-operating income in 2023 mainly included (i) a US$43.0 million gain from fair value change of investments, which is excluded under non-GAAP measures; and (ii) a US$25.7 million investment related impairment, which is excluded under non-GAAP measures; and (iii) net interest and other income of US$11.3 million.

Income tax expenses for 2023 were US$145.3 million, compared to US$30.3 million for 2022. The increase in income tax expense was primarily due to (i) the reversal recorded in the fourth quarter of 2022 of previously recognized tax liabilities related to uncertain tax positions; and (ii) withholding tax paid and accrued related to the Company’s WFOE’s earnings, remitted and to be remitted to Weibo Hong Kong Limited in the foreseeable future to fund its demand for U.S. dollars in business operations, payments of dividends and debts, potential investments, etc.

Net income attributable to Weibo’s shareholders for 2023 was US$342.6 million, compared to US$85.6 million for 2022. Diluted net income per share attributable to Weibo’s shareholders for 2023 was US$1.43, compared to US$0.36 for 2022. Non-GAAP net income attributable to Weibo’s shareholders for 2023 was US$450.6 million, compared to US$540.1 million for 2022. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for 2023 was US$1.88, compared to US$2.27 for 2022.

For fiscal year 2023, cash provided by operating activities was US$672.8 million, compared to US$564.1 million for 2022, an increase of 19% year-over-year. Capital expenditures totaled US$36.8 million, and depreciation and amortization expenses amounted to US$58.5 million.

Recent Developments

Completion of Convertible Senior Notes Offering

In December 2023, the Company completed an offering of convertible senior notes due 2030 in an aggregate principal amount of US$330 million (the “Notes”), which reflected the exercise in full by the initial purchaser of its option to purchase an additional US$30 million in aggregate principal amount of the Notes. The Notes bear interest at a rate of 1.375% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2024. The Notes will mature on December 1, 2030, unless redeemed, repurchased or converted earlier in accordance with their terms prior to such date. In order to facilitate the short positions by some holders of the Notes for purposes of hedging their investment in the Notes, the Company lent 6,233,785 ADSs to an affiliate of the initial purchaser of the Notes.

Special Cash Dividend

On March 14, 2024, the Company’s board of directors has approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on April 12, 2024 (Beijing/Hong Kong Time). The aggregate amount of the dividend will be approximately US$200 million. The payment date for holders of ordinary shares is expected to be on or around May 6, 2024. The payment date for holders of ADSs is expected to be on or around May 13, 2024.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on March 14, 2024 (or 7:00 PM to 8:00 PM Beijing Time on March 14, 2024) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI7140d89e0c3844dd981dcf7b042efa87

Additionally, a live and archived webcast of this conference call will available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA excludes interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
Net revenues:
Advertising and marketing	$390,544	$389,301	$403,739	$1,596,650	$1,534,014
Value-added services	57,454	52,850	59,928	239,682	225,822
Net revenues	447,998	442,151	463,667	1,836,332	1,759,836

Costs and expenses:
Cost of revenues (1)	106,087	93,998	100,156	400,585	374,279
Sales and marketing (1)	122,665	109,776	139,726	477,107	461,421
Product development (1)	99,328	82,764	67,243	415,190	333,628
General and administrative (1)	(40,552)	21,627	37,537	52,806	117,574
Impairment of intangible assets	-	-	-	10,176	-
Total costs and expenses	287,528	308,165	344,662	1,355,864	1,286,902
Income from operations	160,470	133,986	119,005	480,468	472,934

Non-operating income (loss):
Investment related income (loss), net	(3,582)	(8,915)	25,544	(313,109)	18,594
Interest and other income (loss), net	(17,508)	(19,498)	16,713	(39,273)	11,254
	(21,090)	(28,413)	42,257	(352,382)	29,848

Income before income tax expenses	139,380	105,573	161,262	128,086	502,782
Less: Income tax expenses (benefits)	(18,701)	25,407	72,578	30,277	145,287

Net income	158,081	80,166	88,684	97,809	357,495
Less: Net income attributable to non-controlling interests	16,165	474	808	12,254	2,095
Accretion to redeemable non-controlling interests	-	2,203	4,646	-	12,802
Net income attributable to Weibo’s shareholders	$141,916	$77,489	$83,230	$85,555	$342,598

Basic net income per share attributable to Weibo’s shareholders	$0.61	$0.33	$0.35	$0.36	$1.45
Diluted net income per share attributable to Weibo’s shareholders	$0.60	$0.32	$0.34	$0.36	$1.43

Shares used in computing basic net income per share attributable to Weibo’s shareholders	234,040	235,842	236,311	235,164	235,560
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	238,887	238,655	246,382	236,407	239,974

(1) Stock-based compensation in each category:
Cost of revenues	$1,820	$2,308	$1,851	$9,417	$8,933
Sales and marketing	3,686	4,243	3,559	18,910	16,528
Product development	10,774	13,306	11,079	55,294	51,441
General and administrative	7,097	5,834	5,259	28,092	24,229

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$2,690,768	$2,584,635
Short-term investments	480,428	641,035
Accounts receivable, net	502,443	440,768
Prepaid expenses and other current assets	391,502	359,881
Amount due from SINA(1)	487,117	486,397
Current assets subtotal	4,552,258	4,512,716

Property and equipment, net	249,553	220,663
Goodwill and intangible assets, net	245,223	300,565
Long-term investments	993,630	1,320,386
Other non-current assets	1,088,790	926,028
Total assets	$7,129,454	$7,280,358

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,029	$161,493
Accrued expenses and other current liabilities	923,678	666,833
Income tax payable	55,282	94,507
Deferred revenues	79,949	75,187
Unsecured senior notes	-	799,325
Current liabilities subtotal	1,219,938	1,797,345

Long-term liabilities:
Convertible senior notes	-	317,625
Unsecured senior notes	1,540,717	743,695
Long-term loans	880,855	791,647
Other long-term liabilities	97,404	112,430
Total liabilities	3,738,914	3,762,742

Redeemable non-controlling interests	45,795	68,728

Shareholders’ equity :
Weibo shareholders’ equity	3,330,250	3,398,735
Non-controlling interests	14,495	50,153
Total shareholders’ equity	3,344,745	3,448,888
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$7,280,358

(1) Included short-term loans to and interest receivable from SINA of US$420.4 million as of December 31, 2022 and US$445.2 million as of December 31, 2023.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
Income from operations	$160,470	$133,986	$119,005	$480,468	$472,934
Add: Stock-based compensation	23,377	25,691	21,748	111,713	101,131
Amortization of intangible assets resulting from business acquisitions	4,367	4,209	5,103	19,394	18,022
Reversal of non-cash compensation cost to non-controlling interest shareholders	(36,225)	-	-	(20,638)	-
Impairment of intangible assets	-	-	-	10,176	-
Non-GAAP income from operations	$151,989	$163,886	$145,856	$601,113	$592,087

Net income attributable to Weibo’s shareholders	$141,916	$77,489	$83,230	$85,555	$342,598
Add: Stock-based compensation	23,377	25,691	21,748	111,713	101,131
Amortization of intangible assets resulting from business acquisitions	4,367	4,209	5,103	19,394	18,022
Reversal of non-cash compensation cost to non-controlling interest shareholders	(36,225)	-	-	(20,638)	-
Impairment of intangible assets	-	-	-	10,176	-
Investment related gain/loss, net (1)	3,582	8,915	(25,544)	313,109	(18,594)
Non-GAAP to GAAP reconciling items on the share of equity method investments	24,662	19,430	(10,547)	27,076	1,804
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	15,005	(101)	(311)	9,942	(725)
Tax effects on non-GAAP adjustments (2)	394	(645)	(781)	(22,523)	(1,957)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,440	1,607	3,468	6,273	8,287
Non-GAAP net income attributable to Weibo’s shareholders	$178,518	$136,595	$76,366	$540,077	$450,566

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.75 *	$0.57	$0.31 *	$2.27 *	$1.88 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	238,887	238,655	246,382	236,407	239,974
Add: The number of shares for dilution resulted from convertible senior notes (3)	-	-	-	5,909	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	238,887	238,655	246,382	242,316	239,974

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$141,916	$77,489	$83,230	$85,555	$342,598
Non-GAAP adjustments	36,602	59,106	(6,864)	454,522	107,968
Non-GAAP net income attributable to Weibo’s shareholders	178,518	136,595	76,366	540,077	450,566
Interest expense (income), net	(11,784)	2,823	(870)	(40,109)	(6,424)
Income tax expenses (benefits)	(19,095)	26,052	73,359	52,800	147,245
Depreciation expenses	7,626	9,354	9,303	33,240	39,220
Adjusted EBITDA	$155,265	$174,824	$158,158	$586,008	$630,607

Net revenues	$447,998	$442,151	$463,667	$1,836,332	$1,759,836

Non-GAAP operating margin	34%	37%	31%	33%	34%

(1)  To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)  To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)  To adjust the number of shares for dilution resulted from convertible senior notes which were anti-dilutive under GAAP measures.

* Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
Net revenues
Advertising and marketing
Non-Ali advertisers	$348,271	$367,633	$358,848	$1,489,676	$1,422,406
Alibaba - as an advertiser	42,273	21,668	44,891	106,974	111,608
Subtotal	390,544	389,301	403,739	1,596,650	1,534,014

Value-added services	57,454	52,850	59,928	239,682	225,822
	$447,998	$442,151	$463,667	$1,836,332	$1,759,836